Exhibit 10.61

[COMPUTRON SOFTWARE, INC. LETTERHEAD]

March 31, 1997

Mr. Paul Abel
18 Briarwood Street
Parsippany, NJ 07054

Dear Paul:

        This letter is to confirm our offer of employment to you under the following terms and conditions to join Computron Software, Inc. as Corporate Consul, reporting to myself in our Rutherford, NJ office, starting employment on or before Monday, April 14, 1997. For administrative purposes, you will be elected Corporate Secretary by the Board of Directors.

        Salary:    Starting salary will be $4375.00 semi-monthly, paid on the 15th and last business day of each month.

        Bonus:    You will be eligible for a $20,000 bonus based on attainment of objectives that will be set within one (1) week of your start date for the 1997 calendar year. Ten thousand dollars ($10,000) of this is guaranteed. For the first twelve (12) months, $10,000 is payable in quarterly installments starting June 30, 1997. The remaining $10,000 in payable after we file the 10K for 1997 results.

        Reviews:    A performance review will be conducted on or about your one year anniversary, then annually thereafter.

        Stock Options:    We will recommend to the Board of Directors of Computron Software, Inc. that you be awarded a stock option of 20,000 shares at the fair market value subsequent to filing the S-8 that amends the existing plan.

        Benefits:    Computron provides its employees with Medical, Dental and Life insurance coverage effective date of hire. Optional dependent coverage is available at the employee's expense. Please see attached Outline of Benefit Summary for details, which includes all benefits offered at this time, including holidays, vacation and other time off, and similar. In addition, the Company offers a 401(k) plan, also explained in the Summary.

        Car Allowance:    You will also be entitled to an automobile allowance of $300.00 (three hundred dollars) per month, and reimbursement for vehicle insurance.

        Severance Package:    If, at any time, the Company decides to terminate your position for any reason other than for cause, then the Company will provide severance equal to six (6) months of your base salary payable in 12 semi-monthly installments along with Company paid medical coverage through this six (6) month period.

        Employment:    Computron Software, Inc. is an equal opportunity employer. In addition, it should be understood that employment is "at will", as defined under the laws of New Jersey, and thus such employment can be terminated with or without cause, at the option of either party.

        Confidentiality:    You agree that any confidential information that becomes available to you in the course of employment is the sole property of Computron and shall not be used by you for any purpose other than fulfilling your position's objectives. This applies while an active employee or inactive employee. A partial list of items covered by Confidentiality include:

•	Employee Lists	•	Technical Product Knowledge
•	Customer Lists	•	Confidential Financial Data
•	Prospect Lists	•	Product Price Lists
•	Product Materials	•	Sales/Marketing Strategy

        The above information and any other confidential material will remain confidential for a period of two years after employment at Computron, except for customer lists and possible other technical data, which remain confidential in perpetuity unless Computron makes it available to the public.

        Please countersign this offer and Non-Disclosure Agreement and return to me to officially indicate your acceptance. This offer is contingent upon your review and acceptance of our Offer Letter, a favorable response from your references, and our review of verification of your identity and employment authorization documents as set forth in the Immigration Reform and Control Act.

Sincerely,

/s/ MICHAEL R. JORGENSEN Michael R. Jorgensen Executive Vice President and Chief Financial Officer

I ACCEPT:
/s/ PAUL ABEL Paul Abel	3/31/97 Date

cc:
Human Resources
Payroll